HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061


                                  June 25, 2014

Angie Kim
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Advanced Cannabis Solutions, Inc.
            Registration Statement on Form S-1
            Amendment No. 2
            File No. 333-193890

      This office represents Advanced Cannabis Solutions, Inc. (the "Company"). Amendment No. 2 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated May 27, 2014. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

                                                                     Page Number

1.      Comment complied with. 2, 7

2. We have modified the disclosure in the prospectus somewhat in response to this comment. However, please note that while securities traded on the OTC Bulletin Board are "quoted" as opposed to being "listed", securities do "trade" on the OTC Bulletin Board. In this regard, see the SEC's trading suspension order which in part states:

        "The  Commission   temporarily   suspended  trading  in
        the securities of Advanced Cannabis due to a lack of
        current and accurate information concerning the securities
        of Advanced Cannabis  .  .  .   Advanced Cannabis common
        stock is dually-quoted on the OTC Bulletin Board and OTC
        Link."                                                          1, 6

3. Comment complied with.                                                13

4. Comment complied with.                                                18

                                                                     Page Number

5.      Comment complied with.                                           22

6.      Comment complied with.                                           21

7.      Comment complied with.                                           F-7

8.      The relevant agreements with Full Circle Capital are
        Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6.

9.      Comment complied with.

10. We do not see any connection between the effectiveness of disclosure controls and procedures and the review of interim financial statements by an independent public accountant.

     Disclosure controls and procedures are those which are designed so that:

       o information is recorded, processed, summarized and reported on a timely basis; and

       o information required to be disclosed by an issuer in its 1934 Act reports is accumulated and communicated to the issuer's management to permit proper disclosure.

        It stands to reason that the information to which disclosure controls and procedures applies is in (or not in) the 1934 Act report when it is reviewed by the issuer's accountant. As a result, disclosure controls and procedures are either effective (or not effective) at the time the 1934 Act report is submitted to the issuer's accountant for its review The fact that the issuer's accountant did not review a report before it was filed with the Commission has no bearing on the effectiveness of disclosure controls and procedures.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart

WTH:ls